Exhibit 99.2
STEALTHGAS INC. REPORTS FIRST QUARTER 2011 FINANCIAL AND OPERATING RESULTS.
ATHENS, GREECE, May 16, 2011. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2011.
Highlights:
•	Net income of $1.5 million or $0.07 per share for the three months ended March 31, 2011.

•	Voyage Revenues of $30.5 million for the three months ended March 31, 2011.

•	Adjusted EBITDA of $10.5 million for the three months ended March 31, 2011.
First Quarter 2011 Results:
For the three months ended March 31, 2011, voyage revenues amounted to $30.5 million, an increase of $1.7 million, or 5.9%, compared to voyage revenues of $28.8 million for the three months ended March 31, 2010. The net income for the three months ended March 31, 2011 was $1.5 million or $0.07 per share, a decrease of $0.1 million, from net income of $1.6 million or $0.07 per share for the three months ended March 31, 2010.
For the three months ended March 31, 2011, the Company had a $1.6 million realized cash loss on interest rate swap arrangements, a $0.8 million unrealized non-cash loss on interest rate swap arrangements and foreign currency hedging arrangements, and a $0.5 million non-cash loss due to exchange rate movements on foreign currency deposits. This compares to a realized cash loss of $1.7 million and to an unrealized non-cash loss on interest rate swap arrangements and foreign currency hedging arrangements of $1.5 million for the three months ended March 31, 2010, as well as a $0.08 million non-cash impairment loss on a vessel delivered to new owners on April 9, 2010.
Voyage and operating expenses for the three months ended March 31, 2011 were $3.6 million and $10.5 million respectively, compared to $3.2 million and $9.2 million for the three months ended March 31, 2010. The increase of voyage expenses was due primarily to the increased level of fleet operational utilization during the quarter under spot voyage charters. The increase in operating expenses was due to a reduction in the average number of LPG vessels operating under bareboat charters (5 for the three months ended March 31, 2011 compared to 7 for the same period in 2010) as well as higher maintenance costs. The Company expects operating expenses to be reduced going forward as more vessels are scheduled to commence bareboat charters.
Adjusted EBITDA for the three months ended March 31, 2011 amounted to $10.5 million, an increase of $0.6 million from Adjusted EBITDA of $9.9 million for the three months ended March 31, 2010. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash Provided by Operating Activities is set forth below.

Before the non-cash items as discussed above our net income was $2.8 million, or $0.13 per share for the three months ended March 31, 2011, as compared to a net income of $3.2 million or $0.14 per share for the three months ended March 31, 2010.
An average of 38.4 vessels were owned by the Company in the three months ended March 31, 2011, earning an average time-charter equivalent rate of approximately $7,930 per day as compared to 41.0 vessels, earning an average time-charter equivalent rate of $7,059 per day for the same period of 2010.
CEO Harry Vafias commented
The first quarter of 2011 was another profitable quarter for our Company. The improvement in the market that we experienced during the fourth quarter of last year continued in the first quarter of this year. Voyage revenues for the first quarter were the highest in our Company’s history. We reached another milestone during the first quarter with the delivery of our first of five Newbuilding gas carriers, that was followed by the delivery of the second one during April. Our focus is on improving the operational side of our business both on the revenue side and the expenses side. As such we believe that the sale of older vessels and the delivery of brand new vessels will improve our operational efficiency going forward. While at the same time strengthening our balance sheet and increasing our cash resources will position us favorably if the market improvement proves to be sustainable over the longer term.
Conference Call details:
On May 16, 2011 at 11:00 am EDT, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 966 9439 (US Toll Free Dial In) or 0800 694 0257 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial 1631 510 7498 (US Toll Dial In), or +44 (0)1452 555 566 (Standard International Dial In). Please quote “65946056”.
A telephonic replay of the conference call will be available until May 22, 2011 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code: 65946056#
Slides and audio webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 35 LPG carriers with a total capacity of 161,678 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker. The company has also entered into agreements to acquire three new building LPG carriers with expected delivery through May 2012. Once these acquisitions, and the announced sales are completed, STEALTHGAS INC ‘s fleet will be composed of 35 LPG carriers with a total capacity of 171,614 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC ‘s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com
Company Contact:
Konstantinos Sistovaris
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: sistovaris@stealthgas.com
Fleet Data:
The following key indicators highlight the Company’s operating performance during the quarters ended March 31, 2010 and March 31, 2011.

FLEET DATA	Q1 2010	Q1 2011
Average number of vessels (1)	41.0	38.4
Period end number of vessels in fleet	40	39
Total calendar days for fleet (2)	3,690	3,452
Total voyage days for fleet (3)	3,615	3,395
Fleet utilization (4)	98.0%	98.3%
Total time charter days for fleet (5)	2,760	2,778
Total spot market charter days for fleet (6)	855	617
Fleet operational utilization (7)	86.2%	92.8%

AVERAGE DAILY RESULTS	Q1 2010	Q1 2011
Time Charter Equivalent — TCE (8)	$7,059	$7,930
Vessel operating expenses (9)	2,480	3,044
Management fees	360	373
General and administrative expenses	170	166
Total operating expenses (10)	2,650	3,210

1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)	Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative

expenses.	Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
Adjusted EBITDA Reconciliation:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization.
Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.
Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
Adjusted EBITDA reconciliation for the quarters ended March 31, 2010 and March 31, 2011:

(figures in US $)	Q1 2010	Q1 2011
Net Cash Provided By Operating Activities	$18,082,375	$8,460,913
Net increase in current assets, excluding cash	2,615,043	1,898,486
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(10,729,148)	(514,062)
Non-cash exchange difference	—	(469,621)
Impairment loss	(76,910)	—
Interest income	(67,577)	(4,520)
Interest and finance costs	1,787,166	2,006,932
Amortization of finance fees	(109,791)	(112,674)
Share based compensation	(48,585)	(4,072)
Change in fair value of derivatives	(1,534,220)	(771,456)
Adjusted EBITDA	$9,918,353	$10,489,926

(figures in US $)	Q1 2010	Q1 2011
Net Income	$1,614,147	$1,526,493
Plus interest and finance costs	1,787,166	2,006,932
Less Interest income	(67,577)	(4,520)
Plus Depreciation	6,584,617	6,961,021
Adjusted EBITDA	$9,918,353	$10,489,926

StealthGas Inc.
Unaudited Condensed Statements of Income
(Expressed in United States Dollars)

	For The Three Months Ended
	March 31,
	2010	2011

Revenues
Voyage revenues	28,756,691	30,537,640

Expenses
Voyage expenses	3,239,736	3,613,851
Vessels’ operating expenses	9,151,148	10,507,306
Dry-docking costs	1,137,960	1,181,374
Management fees	1,326,555	1,287,985
General and administrative expenses	628,659	573,512
Depreciation	6,584,617	6,961,021
Impairment loss	76,910	—

Total expenses	22,145,585	24,125,049

Income from operations	6,611,106	6,412,591

Other income and (expenses)
Interest and finance costs	(1,787,166)	(2,006,932)
Change in fair value of derivatives	(3,263,446)	(2,336,268)
Interest income	67,577	4,520
Foreign exchange loss	(13,924)	(547,418)

Other expenses, net	(4,996,959)	(4,886,098)

Net income	1,614,147	1,526,493

Earnings per share
- Basic	0.07	0.07

- Diluted	0.07	0.07

Weighted average number of shares
-Basic	22,269,047	21,099,319

-Diluted	22,276,680	21,099,319

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,	March 31,
	2010	2011

Assets
Current assets
Cash and cash equivalents	29,797,095	33,919,980
Trade and other receivables	2,414,008	2,968,159
Claims receivable	396,395	396,395
Inventories	1,840,092	3,421,058
Advances and prepayments	777,126	555,331
Restricted cash	4,495,198	5,914,620
Fair value of derivatives	5,407,633	3,432,346

Total current assets	45,127,547	50,607,889

Non current assets
Advances for vessels under construction	37,273,199	26,608,508
Vessels, net	603,065,011	616,578,046
Other receivables	42,572	27,736
Restricted cash	1,550,000	1,550,000
Deferred finance charges, net of accumulated amortization of $978,574 and $1,091,248	1,318,070	1,480,396

Total non current assets	643,248,852	646,244,686

Total assets	688,376,399	696,852,575

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	9,515,372	11,268,247
Trade accounts payable	4,761,389	7,098,190
Other accrued liabilities	5,433,594	5,374,557
Customer deposits	285,000	285,000
Deferred income	2,754,630	1,925,553
Other current liability	2,687,500	—
Current portion of long-term debt	34,831,548	35,931,548

Total current liabilities	60,269,033	61,883,095

Non current liabilities
Fair value of derivatives	11,602,213	10,279,653
Long-term debt	310,254,401	316,789,781

Total non current liabilities	321,856,614	327,069,434

Total liabilities	382,125,647	388,952,529

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 21,104,881 and 21,104,881 shares issued and outstanding with a par value of $0.01 per share	211,049	211,049
Additional paid-in capital	277,986,263	277,990,335
Retained earnings	28,508,349	30,034,842
Accumulated other comprehensive (loss)	(454,909)	(336,180)

Total stockholders’ equity	306,250,752	307,900,046

Total liabilities and stockholders’ equity	688,376,399	696,852,575

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2010	2011

Cash flows from operating activities
Net income for the period	1,614,147	1,526,493

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	6,694,408	7,073,695
Unrealized exchange differences	—	469,621
Share based compensation	48,585	4,072
Change in fair value of derivatives	1,534,220	771,456
Impairment loss	76,910	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(620,171)	(539,315)
Claims receivable	(186,320)	—
Inventories	(1,102,459)	(1,580,966)
Advances and prepayments	(706,093)	221,795
Increase/(decrease) in
Payable to related party	11,271,099	1,752,875
Trade accounts payable	706,966	2,336,801
Other accrued liabilities	686,881	(59,037)
Other current liability	—	(2,687,500)
Deferred income	(1,935,798)	(829,077)

Net cash provided by operating activities	18,082,375	8,460,913

Cash flows from investing activities
Insurance proceeds	444,411	—
Acquisitions and advances for vessels under construction	(118,991)	(9,809,365)
Proceeds from sale of vessels, net	13,129,669	—
(Increase) in restricted cash account	(1,132,642)	(1,419,422)

Net cash provided by/(used in) investing activities	12,322,447	(11,228,787)

Cash flows from financing activities
Deferred finance charges	—	(275,000)
Customer deposits	10,641	—
Loan repayment	(22,969,193)	(8,864,620)
Proceeds from long-term debt	—	16,500,000

Net cash (used in)/provided by financing activities	(22,958,552)	7,360,380

Effect of exchange rate changes on cash	—	(469,621)

Net increase in cash and cash equivalents	7,446,270	4,122,885
Cash and cash equivalents at beginning of year	44,076,339	29,797,095

Cash and cash equivalents at end of period	51,522,609	33,919,980